UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   FARINARO, ANTHONY
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP & General Mgr. Design Svcs
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  02/25/00    M        10,000        A  $11.1250                    D  Direct
Common Stock                                  02/25/00    S        10,000        D  $30.3750                    D  Direct
Common Stock                                  02/25/00    M        10,000        A  $11.1250                    D  Direct
Common Stock                                  02/25/00    S        10,000        D  $30.3750     964            D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $11.1250        02/25/00       M                          10,000           (1)          08/14/08
to buy)
Incentive Stock Option (right  $13.0625                                                                                03/01/09
to buy)
Incentive Stock Option (right  $13.5625                                                                                08/06/09
to buy)
Non-Qualified Stock Option     $11.1250        02/25/00       M                          10,000           (2)          08/14/08
(right to buy)
Non-Qualified Stock Option     $13.0625                                                                                03/01/09
(right to buy)
Non-Qualified Stock Option     $13.5625                                                                                08/06/09
(right to buy)
Non-Qualified Stock Option     $14.7500                                                                                07/01/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  02/25/00  Common Stock                   10,000        $30.3750    25,952        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,125                     3,125         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,750                     3,750         D   Direct
to buy)
Non-Qualified Stock Option     02/25/00  Common Stock                   10,000        $30.3750    29,048        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   46,875                    46,875        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   16,250                    16,250        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   25,000                    25,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option is exercisable as to 7,191 shares on 8/14/99, then 1,797 shares on 11/14/99, vesting quarterly thereafter as to 2,247 per quarter.
(2)
Option is exercisable as to 11,559 shares on 8/14/99, then 2,890 shares on 11/14/99, then vests quarterly as to 2,440 or 2,441 per quarter through 11/14/2001, with the remaining 5,075 shares vesting quarterly through 8/14/2002.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ FARINARO, ANTHONY
DATE